Exhibit 1.1

MRS. FIELDS FAMOUS BRANDS, LLC

2855 EAST COTTONWOOD PARKWAY, SUITE 400

SALT LAKE CITY, UTAH  84121-1050

August 13, 2008

To the Holders of the Notes (as defined below) of

Mrs. Fields Famous Brands, LLC, Identified on the

Signature Pages Hereof:

Reference is made to the letter agreement dated June 3, 2008 (the “Letter Agreement”) setting forth the terms on which each undersigned beneficial owner of, or holder of investment authority over, the Company’s (i) 9% Senior Secured Notes due 2011 and/or (ii) 11½% Senior Secured Notes due 2011 (together, the “Notes”), (each, collectively with its respective affiliates and funds, a “Noteholder” and together, the “Noteholders”) agreed, among other things, to support a restructuring (the “Restructuring”) by Mrs. Fields Famous Brands, LLC (“MFFB”) and Mrs. Fields Financing Company, Inc. (together with MFFB, “Mrs. Fields”) in accordance with a term sheet attached thereto as Exhibit A, as amended by the first amendment to the Term Sheet, dated July 11, 2008, and the second amendment to the Term Sheet, dated August 13, 2008 (collectively, the “Term Sheet”).  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Letter Agreement and the “Effective Date” means the date on which the Restructuring Transactions are completed through the Plan of Reorganization.

In exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Mrs. Fields, Mrs. Fields’ Original Cookies, Inc. (“MFOC”) and each of the Noteholders, intending to be legally bound, hereby agree as follows:

1.                                      Restructuring Documents.  In conjunction with the Restructuring described in the Letter Agreement and the Term Sheet, Mrs. Fields and each of the Noteholders have negotiated and prepared in good faith the following definitive documentation, the agreed form of which have been exchanged between the parties’ counsel: (i) the Disclosure Statement (including the Plan of Reorganization), dated as of the date of this letter agreement; (ii) the form of Indenture under which the New Notes will be issued, to be dated as of the Effective Date; (iii) the form of Warrant to be issued as of the Effective Date; (iv) the form of certificate of incorporation and by-laws of MFOC as proposed to be in effect as of the Effective Date; and (v) the form of Stockholders Agreement to be entered into as of the Effective Date (collectively, the “Restructuring Documents”).  Mrs. Fields and the Noteholders acknowledge and agree that the Restructuring Transactions will be implemented through the Restructuring Documents, notwithstanding any difference from the terms set forth in the Term Sheet.

2.                                      Mutual Releases.

(a)  Mrs. Fields Release.  Effective as of and subject to the occurrence of the Effective Date, Mrs. Fields and MFOC hereby release and waive, to the greatest extent permitted by applicable law, any and all claims or causes of action of any kind whatsoever other than willful misconduct or fraud, whether known or unknown, that directly or indirectly, arise out of, are based upon or are in any manner connected with the Committee members’ or their successors’ and assigns’ ownership or acquisition of the Old Notes, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the Effective Date, in each case that Mrs. Fields, MFOC or their respective subsidiaries or stockholders may have or may have had against the members of the Committee and their legal advisors.

(b)  Committee Release.  Effective as of and subject to the occurrence of the Effective Date, the members of the Committee hereby release and waive, to the greatest extent permitted by applicable law, any and all claims or causes of action of any kind whatsoever other than willful misconduct or fraud, whether known or unknown, that directly or indirectly, arise out of, are based upon or are in any manner connected with their or their successors’ and assigns’ ownership or acquisition of the Old Notes, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the Effective Date, in each case, that the members of the Committee, their successors and their assigns have or may have had against (i) Mrs. Fields, MFOC or their respective subsidiaries, affiliates and stockholders and (ii) the directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, of Mrs. Fields, MFOC or their subsidiaries, affiliates and stockholders, whether those claims arise under federal or state securities laws or otherwise.

3.                                      Ratification of Obligations Pursuant to the Agreement.  Except to the extent specifically amended, waived or consented to hereby, the terms, provisions and conditions of the Letter Agreement and Term Sheet, as amended, are hereby ratified and confirmed and shall remain unmodified and in full force and effect in all other respects.  Mrs. Fields, MFOC and the Noteholders expressly ratify and confirm their respective obligations pursuant to the Letter Agreement.

4.                                       Additional Support.  Prior to the termination of the Letter Agreement pursuant to paragraph 12 therein, and subject to the terms and conditions of the Letter Agreement, Mrs. Fields’ Holding Company, Inc. (“MFH”), as the holder of the MFOC Equity Interests, and Capricorn Investors III, L.P. (“Capricorn”), as the holder of the MFOC Note, (i) agree to take, or cause to be taken, all actions reasonably necessary to facilitate, encourage or otherwise support the Restructuring and the transactions contemplated by the Term Sheet and (ii) agree not to take, or cause to be taken, directly or indirectly, any action inconsistent with the consummation of, or opposing the Restructuring or the

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transactions contemplated by the Term Sheet, including, without limitation, the following:

(a)                                 Support of the Plan, Disclosure Statement and First Day Motions.  MFH and Capricorn agree that they will take or refrain from taking, as applicable, the following actions:

(i)	Vote in favor of the Plan;

(ii)

Not object to the Plan or otherwise commence any proceeding to oppose or alter any of the terms of the Plan or any other document filed by the Company in connection with the confirmation of the Plan, except to the extent that such Plan and documents are inconsistent with the Term Sheet;

(iii)

Take all reasonable actions necessary or reasonably requested by the Company to support the Plan and the transactions contemplated thereby, except to the extent that such Plan and contemplated transactions are inconsistent with the Term Sheet;

(iv)

Not to take any actions inconsistent with, or that would delay approval or confirmation of, the Plan, the Disclosure Statement or any related documents, except to the extent that such Plan, Disclosure Statement and related documents are inconsistent with the Term Sheet;

(v)	Not to oppose the Company’s request for the entry of customary “first day” orders; or

(vi)

Not to directly or indirectly seek, solicit, support, participate in any discussions or negotiations, regarding or encourage or vote for any other plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company (other than as provided in the Term Sheet).

5.                                      No Third-Party Beneficiaries.  This Agreement shall be solely for the benefit of the parties hereto and the Noteholders who have entered into agreements with Mrs. Fields substantially identical to this Agreement and no other person or entity shall be a third-party beneficiary hereof.

6.                                      Entire Agreement.  This Agreement and the Letter Agreement, including any exhibits, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof;  provided, however, that any confidentiality agreement executed by any party shall survive this Agreement and shall continue to be in full force and effect irrespective of the terms hereof; provided, further, however, that the parties shall enter into the Restructuring

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Agreements and other agreements to give effect to the transactions contemplated in the Letter Agreement and this Agreement.

7.                                       Amendment or Waiver.  Except as otherwise specifically provided herein, this Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.  No waiver of any of the provisions of this Agreement shall be deemed or constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver.  Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and any exhibit hereto, and all negotiations relating hereto and to any exhibit hereto, shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement.

8.                                       Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to such state’s choice of law provisions which would require the application of the law of any other jurisdiction.  By its execution and delivery of this Agreement, each of the parties irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter arising under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the United States District Court for the Southern District of New York, and by execution and delivery of this Agreement, each of the parties irrevocably accepts and submits itself to the exclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceeding.  Notwithstanding the foregoing consent to New York jurisdiction, upon the commencement of the pre-packaged bankruptcy, each party agrees that the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of or in connection with this Agreement.

9.                                       WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.                                Specific Performance.  The parties hereto acknowledge and agree that money damages would not be an adequate remedy for any breach of the terms of this Agreement and, accordingly, the parties hereto agree that each non-breaching party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including, without limitation, an order of the Bankruptcy Court or other court of competent jurisdiction requiring any party to comply promptly with any of its obligations hereunder.

11.                                Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts and by facsimile, with the same effect as

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if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

12.                                Severability.  Any term or provision of this Agreement, which is invalid or unenforceable in any jurisdiction, shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

13.                                Headings.  The headings of the paragraphs of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

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EXHIBIT A

SECOND AMENDMENT TO RESTRUCTURING TERM SHEET

AUGUST 13, 2008

SECOND AMENDMENT TO RESTRUCTURING TERM SHEET.  This “Second Amendment”, dated as of August 13, 2008, is by and among Mrs. Fields Famous Brands, LLC and Mrs. Fields Financing Company, Inc. (collectively, “Mrs. Fields”), the Ad Hoc Committee (the “Committee”), and Mrs. Fields’ Original Cookies, Inc. (“MFOC”).

WHEREAS Mrs. Fields, MFOC and certain members of the Committee entered into that certain restructuring term sheet dated June 2, 2008 (the “Term Sheet”).  Capitalized terms that are not otherwise defined herein shall have the meanings ascribed to such terms in the Term Sheet.

WHEREAS pursuant to Section IV of the Term Sheet, the failure to commence the Exchange Offer by June 30, 2008 relieved the Committee and each of its members of the obligation to support the Restructuring, in its sole discretion.

WHEREAS Mrs. Fields, MFOC and certain members of the Committee entered into an amendment of the Term Sheet dated July 11, 2008 (the “First Amended Term Sheet”).

WHEREAS pursuant to Section IV of the First Amended Term Sheet, the failure to commence the Exchange Offer by July 31, 2008, among other things, relieved the Committee and each of its members of the obligation to support the Restructuring, in its sole discretion.

WHEREAS the signatories below desire to further amend Section IV of the First Amended Term Sheet in certain respects on the terms and conditions stated herein.

NOW, THEREFORE, in consideration of the agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each signatory hereto, intending to be legally bound hereby, agrees as follows:

1.                                       Amendment to Section I.  Section I of the Term Sheet is hereby amended in the following respects:

(a)  The “Permitted MFOC Payment” is reduced to $1.049 million.

(b)  “Company Restructuring Fees” shall be limited to $3.7 million and shall be deemed to include only (i) the fees and expenses of Blackstone, (ii) the fees of Skadden Arps accrued after June 2, 2008 and relating to the Restructuring, and (iii) the fees and expenses of Montgomery, McCracken, Walker & Rhoads, LLP accrued prior to the Petition Date.

2.                                       Amendment of Section IV.  Section IV of the Term Sheet and the First Amended Term Sheet shall be and is hereby replaced in its entirety with the following:

The Term Sheet, this Second Amendment to the Term Sheet and the obligations hereunder shall terminate if (a) any of the following events shall have occurred or, as applicable, shall not have occurred by the dates referenced in each item below, and (b) any member of the Committee provides Mrs. Fields with notice of such termination; provided, however, that Mrs. Fields shall have 48 hours to cure (with the sufficiency of the cure to be determined by the Committee in its sole discretion) the failure of an event to occur or, as applicable, not occur by the dates referenced in each item below, so long as Mrs. Fields has not been provided with a notice of termination prior to such cure.  Barring a timely cure by Mrs. Fields, the failure to satisfy a condition may be waived only by each member of the Committee acting jointly and the right to terminate this Term Sheet shall be a continuing right once the 48-hour cure period has passed.

i.

If MFOC experiences a material adverse event prior to the Effective Date and the holders of a majority of the Notes held by the members of the Committee invoke such condition. For such purposes, a “material adverse event”, shall mean any circumstance, change, effect, event, occurrence, state of facts or development, either alone or in combination that has a material adverse effect on the financial condition or results of operations of MFOC and its subsidiaries, taken as a whole, as measured against its financial condition or results of operations as previously delivered to the Committee in writing prior to the date hereof, other than any adverse circumstance, change or effect arising (a) out of the announcement or implementation of the Restructuring, including a bankruptcy filing on terms and conditions consistent with the terms and conditions set forth herein if one is needed, or (b) solely from actions taken by the Noteholders in violation of this Term Sheet and the restructuring support agreement to which this Term Sheet in annexed;

ii.	If the solicitation of the Plan is not commenced by August 13, 2008;

iii.	If MFOC has not executed a guarantee with respect to the obligations under Article X of the indenture related to the Notes prior to solicitation of the Plan;

iv.

If the Petition Date shall not have occurred by August 25, 2008, provided that all Committee members have submitted and not rescinded their ballots in support of the Plan by that date, with such date subject to extension by Mrs. Fields and MFOC with the consent of each member of the Committee;

v.	If the Plan and Disclosure Statement are not filed on the Petition Date;

vi.

If within one week following the Petition Date, Mrs. Fields fails to file the pleadings agreed to by counsel to Mrs. Fields and counsel to the Committee to be the “first day motions” that will be filed within that schedule;

vii.	If the combined hearing seeking approval of the Disclosure Statement and confirmation of the Plan, has not occurred within 35 days of the Petition Date;

viii.

If the Disclosure Statement and Plan, including any exhibits, appendices and related documents, that are not inconsistent with the terms set forth herein and acceptable to the Committee, in its sole discretion, shall not have been approved by a final, non-appealable order of the Bankruptcy Court, in form and substance acceptable to the Committee, within 45 days of the Petition Date;

ix.	If the Effective Date shall not have occurred within 60 days of the Petition Date;

x.	If one or more of the Bankruptcy Cases is converted to a case under Chapter 7 of the Bankruptcy Code, unless such conversion is made with the prior written consent of the Committee;

xi.

If there occurs the appointment of a trustee, receiver or examiner with expanded powers in one or more of the Bankruptcy Cases unless such appointment is made with the prior written consent of the Committee; or

xii.

If there occurs the amendment, modification or filing of a pleading by the Company seeking to amend or modify the Plan, Disclosure Statement or any documents related to the foregoing, including motions, notices, exhibits, appendices and orders, in any manner not acceptable to the Committee.

3.                                       Relationship Among Parties.  Notwithstanding anything herein to the contrary, the duties and obligations of the parties to this Amendment shall be several, not joint.  Furthermore, it is understood and agreed that no party hereto has any duty of trust or confidence in any form with any other party hereto, and there are no commitments among or between them.  No prior history, pattern or practice of sharing confidences among or between the parties shall in any way affect or negate this understanding and agreement.

4.                                       Reaffirmation.  Except as specifically amended by the terms of this Amendment, the Term Sheet and each of the other documents, instruments and agreements executed and delivered in connection therewith remain in full force and effect in accordance with their terms.  If there is any conflict between the terms and conditions of the Term Sheet and the terms and provisions of this Amendment, the terms and provisions of this Amendment shall govern.

5.                                       Survival of Agreement.  Each of the Parties acknowledges and agrees that this Second Amendment is being executed in connection with the Term Sheet and negotiations concerning the Restructuring of Mrs. Fields and MFOC and in contemplation of a bankruptcy filing by Mrs. Fields and MFOC.  Furthermore, (i) the rights granted in this Second Amendment and the Term Sheet are enforceable by each signatory hereto without approval of the Bankruptcy Court, (ii) the exercise of such rights will not violate the automatic stay provisions of the Bankruptcy Code, and (iii) Mrs. Fields hereby waives its right to assert a contrary position in the Bankruptcy Cases with respect to the foregoing.

6.                                       Integration.  This Second Amendment and any agreement referred to herein integrate all the terms and conditions mentioned herein or incidental hereto and supersede all oral negotiations and prior writings with respect to the subject matter hereof.  The terms hereof may not be contradicted by any evidence of prior, contemporaneous or subsequent oral agreements of the parties.  There are no unwritten oral agreements among Mrs. Fields and the members of the Committee.

7.                                       Counterparts.  This Agreement may be executed in one or more counterparts, each of which, when so executed, shall constitute the same instrument and the counterparts may be delivered by facsimile transmission or by electronic mail in portable document format (.pdf) or tagged image file format (.tif).

8.                                       Headings.  The headings of the sections, paragraphs, subsections and subparagraphs of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

9.                                       Governing Law.  This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to such state’s choice of law provisions which would require the application of the law of any other jurisdiction.  By its execution and delivery of this Second Amendment, each of the Parties irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter arising under or arising out of or in connection with this Second Amendment or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the United States District Court for the Southern District of New York, and by execution and delivery of this Second Amendment, each of the Parties irrevocably accepts and submits itself to the exclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceeding.  Notwithstanding the foregoing consent to New York jurisdiction, once the Bankruptcy Cases are commenced, each Party agrees that the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of or in connection with this Second Amendment.

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